FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 18, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated March 18, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: March 18, 2005

NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES YEAR END 2004

RESERVES AND FINANCIAL RESULTS

March 2005 Distribution Confirmed

Calgary, AB – March 18, 2005 - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its fourth quarter and year-end 2004 results as well as it’s year end reserves information.  Strong commodity prices, increased production, four substantial acquisitions and a measure of resolution to the gas over bitumen issue contributed to exceptional financial results in 2004.

PET is also pleased to confirm that its distribution to be paid on April 15, 2005 in respect of income received by PET for the month of March 2005, for Unitholders of record on March 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is March 29, 2005.  This represents the third consecutive payment of $0.22 following implementation of the gas over bitumen financial solution announced by the Trust in January.  Cumulative distributions paid since the inception of the Trust to-date are $5.724 per Trust Unit.

PET expects that monthly cash distributions will be maintained at $0.22 per Trust Unit in respect of production through the remainder of 2005.  PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 11:00 a.m., Calgary time, Friday March 18, 2005 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1 416 695-6120; outside Toronto – 1 888 789-0150.  For a replay of this call please dial 1 888 509-0082 until March 23, 2005.  To participate in the live webcast please visit www.paramountenergy.com or www.fulldisclosure.com.  The webcast will also be archived shortly following the presentation.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Operating Officer Cameron R. Sebastian Vice President, Finance and CFO Sue M. Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS (1)	Three Months Ended December 31			Year Ended December 31
($CDN thousands, except volume and per Trust Unit amounts)	2004	2003	% Change	2004	2003	% Change
FINANCIAL
Revenue before royalties	79,665	43,022	85	239,957	209,806	14
Cash flow (3)	56,521	25,138	125	143,592	126,360	14
Per Trust Unit (2)	0.87	0.52	67	2.65	2.97	(11)
Net earnings (loss) (4) (12)	(30,484)	(2,812)	(984)	(20,663)	52,434	-
Per Trust Unit (2)	(0.47)	(0.06)	(683)	(0.38)	1.23	-
Cash distributions	39,135	26,783	46	121,314	123,202	(2)
Per Trust Unit (5)	0.60	0.60	-	2.18	2.884	(25)
Total assets	557,957	260,984	114	557,957	260,984	114
Net bank and other debt outstanding (9)	174,309	53,368	227	174,309	53,368	227
Convertible debentures	38,419	-	-	38,419	-	-
Total net debt	212,728	53,368	299	212,728	53,368	299
Unitholder’s equity	264,451	166,065	59	264,451	166,065	59
Capital expenditures
Exploration and development	2,247	286	686	28,869	8,327	247
Acquisitions, net	14,141	13,771	(3)	385,029	32,252	1,094
Other	11,118	757	1,369	11,169	757	1,376
Net capital expenditures	27,506	14,814	86	425,089	41,336	928
TRUST UNITS OUTSTANDING (thousands)
End of period (7)	65,327	44,638	46	65,327	44,638	46
Weighted average (7)	65,082	44,638	46	54,188	42,597	27
Diluted	65,082	45,322	44	54,188	43,238	25
March 15, 2005	66,113			66,113
OPERATING
Production
Total natural gas (Bcfe)	11.8	7.5	57	37.5	31.2	20
Daily average natural gas (MMcfe/d)	128.0	81.2	58	102.5	85.6	20
Gas over bitumen deemed production (MMcf/d)	22.8	9.6	138	16.7	3.2	422
Average daily (actual and deemed - MMcf/d)	150.8	90.8	66	119.2	88.8	34
Per Trust Unit (MMcf/d/Unit) (2)	2.32	2.03	14	2.20	2.08	6
Exit rate (actual and deemed - MMcf/d) (5) (11)	146.5	91.0	61	146.5	91.0	61
Per Trust Unit (MMcf/d/Unit) (5)	2.24	2.04	10	2.24	2.04	10
Average prices
Natural gas ($/Mcfe), pre-hedging	6.74	5.33	27	6.51	6.39	2
Natural gas ($/Mcfe), including hedging	6.78	5.76	18	6.40	6.72	(5)
RESERVES (Bcfe)
Proved (6)	181.4	123.3	47	181.4	123.3	47
Proved plus probable (6)	233.5	148.8	57	233.5	148.8	57
Per Trust Unit (Mcfe/Unit) (5)	3.59	3.33	8	3.59	3.33	8
Estimated present value before tax ($ millions) (8)
Proved	518.0	239.1	117	518.0	239.1	117
Proved plus probable	606.2	273.9	121	606.2	273.9	121
LAND (thousands of net acres)
Total land holdings	2,304	1,263	83	2,304	1,263	83
Undeveloped land holdings	726	322	126	726	322	126

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED (1)	Three Months Ended December 31			Year Ended December 31
	2004	2003	% Change	2004	2003	% Change
DRILLING
Wells Drilled (gross)
Gas (10)	26	-		49	16	206
Service	-	-		-	1	(100)
Dry	1	-		1	-	100
Total	27	-		50	17	200
Success Rate	96	-		98	100	(2)

(1)

All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. (“PRL”) which were acquired by PET during the three months ended March 31, 2003.  The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and include gas over bitumen royalty adjustments for shut-in production.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Based on Trust Units outstanding at period end.

(6)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument NI 51-101. See “Reserves”.

(7)

The Trust Units indicated for periods prior to March 31, 2003 are pro forma.  Actual Units were issued by PET in the first and second quarters of 2003. 9.9 million Units were issued to PRL on February 3, 2003 which in turn issued these Units to shareholders as a dividend in-kind. 29.7 million Units were issued March 10, 2003 pursuant to a rights offering.

(8)

Discounted at 10% using consultant’s forecast pricing. Includes gas over bitumen royalty adjustments ($82.7 million) and gas over bitumen shut-in reserves (proved - $8.7 million; proved plus probable - $17.1 million). Proved plus probable undiscounted future net revenue - $845.5 million, including gas over bitumen royalty adjustments ($115.7 million) and gas over bitumen shut-in reserves ($51.8 million).

(9)

Net debt includes net working capital.

(10)

Includes 9 (1.0 net) coal bed methane evaluation wells.

(11)

Exit production is average production from last month in period.

(12)

See “Cost Recovery Test”.

FOURTH QUARTER HIGHLIGHTS

  Distributions payable for the quarter totaled $0.60 per Trust Unit representing $0.20 per Trust Unit paid on November 15, 2004, December 15, 2004 and January 17, 2005.

  On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulations (the “Regulation”) providing royalty adjustments for wells which have been denied the right to produce by the Alberta Energy and Utilities Board (“AEUB”) as a result of the gas over bitumen regulatory issue.  The Minister of Energy signed a Ministerial Order in late December prescribing the additional royalty calculation components retroactive to the dates of shut-in.  PET received a total of $11.2 million in royalty adjustments for the retroactive component of the royalty adjustment and for gas shut-in to the end of the fourth quarter of 2004 and continues to receive more than $1.5 million in monthly royalty adjustments based on the formula in the Regulation.

  Production averaged a record 128.0 MMcf/d representing an increase of 58% from the fourth quarter of 2003 despite the additional shut-in of over 12 MMcf/d on July 1, 2004 related to the gas over bitumen issue.  Factoring in the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) increased 66% to 150.8 MMcf/d from 90.8 MMcf/d in the fourth quarter of 2003.

  Production (actual and deemed) per Trust Unit increased by 14% in 2004 compared to the fourth quarter of 2003.

  The Trust planned and began the execution of a $35 million winter capital program throughout PET’s three Northeast Alberta core areas.

  In November, PET closed the purchase of the downtown Calgary office building it occupies, thereby reducing future general and administrative costs through the elimination of future head office rent aside from operating costs of its premises.

  In December, PET consummated a strategic joint venture with a private junior exploration and production company covering 5% of the Trust’s extensive undeveloped land base. PET exchanged a 50% interest in selective undeveloped acreage for a 14% ownership interest in the private company and then farmed out the remaining 50% interest in the same lands to that company. This farm-out/joint venture will allow for immediate activity on lands with prospects outside PET’s risk profile while also providing upside exposure to the other corporate activities of the proven management team.

SUBSEQUENT EVENTS

  PET has announced monthly distributions of $0.22 per Trust Unit for each of the first three months of 2005.

  The Trust successfully closed the acquisition of an 11% interest in the Ells area and a further 17% interest in the Birch/Tar area, both situated in Northeast Alberta immediately east of the Trust’s Legend field.  The effective date of the acquisition was September 1, 2004.  These assets currently produce a net 900 Mcf/d.  In addition, there is a net 900 Mcf/d of deemed production shut-in or not producing as a result of the gas over bitumen issue and the Trust also purchased the shut-in reserves and corresponding Crown royalty reductions from the date of shut-in of July 1, 2004.

  PET closed a transaction in March 2005 whereby it acquired an indirect 5% interest in a gas marketing limited partnership, Eagle Canada Limited Partnership, for $US 1 million. In conjunction with the acquisition of the ownership interest, PET will make available for delivery at market prices an average of 30,000 Gigajoules/d of natural gas over a five year term, to be marketed on PET’s behalf by the gas marketing limited partnership.

  On January 26, 2005 Standard and Poors announced the inclusion of income trusts in the S&P/TSX Composite Index, Canada’s benchmark stock index. Specifics regarding the inclusion process, including the impact on PET, are expected to be announced in mid-2005.

FULL YEAR HIGHLIGHTS

  PET Unitholders received a total annual return of 54.6% in 2004. The Trust Unit price increased 35 percent in 2004 from $11.68 to $15.88 per Trust Unit and the Trust paid distributions of $2.18 per Trust Unit.

  PET’s natural gas production averaged 102.5 MMcf/d in 2004, an increase of 20% from 85.6 MMcf/d in 2003. The positive effects of four substantial acquisitions consummated during the year in the Marten Hills (7.5 MMcf/d; $30 million; January), Athabasca (47.5 MMcf/d; $208 million; August), and Saleski (2.5 MMcf/d; $20 million; September) areas, as well as the Cavell Energy Corp. (“Cavell”) (11.3 MMcf/d; $116 million; July) acquisition (net of the disposition of Cavell’s Southeast Saskatchewan assets), more than offset gas over bitumen shut-ins which averaged 14.6 MMcf/d in 2004.

  Factoring in the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) increased 34% to 119.2 MMcf/d from 88.8 MMcf/d in 2003.  Exit rates (actual and deemed) increased 61% year over year to 146.5 MMcf/d at year end 2004.

  Production (actual and deemed) per Trust Unit increased by 6% in 2004 compared to 2003. Exit rates (actual and deemed) per Trust Unit increased by 10% year over year.

  In addition to the four major acquisitions, five other minor asset acquisitions were closed during 2004 which consolidated interests within existing operated properties.

  PET realized cash flow of $144 million in 2004 and paid distributions of $121 million, resulting in a payout ratio of 84%. The remainder of the Trust’s cash flow was used to fund the majority of PET’s $29 million 2004 exploration and development capital expenditure program.

  PET successfully completed two bought-deal equity financings in May and August for net proceeds of $47.9 million and $91.5 million for the issuance of 4.5 million Trust Units at $11.20 per Unit and 7.8 million Trust Units at $12.65 per Unit, respectively. In addition 6.9 million Trust Units were issued to the holders of Cavell Energy Corp. shares in July.  Further, as part of the financing for the Athabasca Assets acquisition, $48 million of 8% convertible debentures with a conversion price of $14.20 per Trust Unit were issued in August.

  At December 31, 2004 PET’s balance sheet remained very healthy with ending net debt, including the convertible debentures, to trailing cash flow of 1.5 times and to 2005 estimated cash flow of 1.0 times.

GAS OVER BITUMEN ISSUE

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Minister of Energy signed a Ministerial Order in late December prescribing the additional royalty calculation components retroactive to the dates of shut-in.

The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ))

The deemed production volume includes all gas shut-in or denied production pursuant to a Decision Report, corresponding AEUB Order or General Bulletin, or through correspondence in relation to an AEUB ID 99-1 application. The Trust’s current net deemed production volume for purposes of the royalty adjustment is 22.8 MMcf/d.  According to IL 2004-36, the deemed production volume will be reduced by 10% at the end of every year of shut-in.

If gas production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated for production and will be established at 1% after the first year of shut-in increasing at 1% per annum based on the period of time such zones remained shut-in to a maximum of 10%.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2004 the Trust had recorded $11.2 million on its balance sheet for cumulative gas over bitumen royalty adjustments to that date, as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  The royalty adjustments are being excluded from earnings pending such future determination. Royalty adjustments although not included in earnings are recorded as a component of funds from operations and as such are considered distributable income.

Lease rental remission will also be granted for a mineral license or lease issued by the Crown that has a well or wells shut-in, according to IL 2004-36.

Parties wishing to contest the production status of an interval or intervals were required to file evidence with the AEUB by February 14, 2005 for a final hearing pursuant to Phase 3 of General Bulletin 2003-28.  PET filed detailed evidence supporting the resumption of production for six pools representing approximately 8.5 MMcf/d of shut-in production or half of the production the Trust currently has shut-in pursuant to AEUB Orders.  PET also reiterated to the AEUB its continued objection to all zones that have been shut-in as a result of the interim hearing, based on the new evidence that the Trust has submitted.

In addition, PET has reviewed the evidence submissions of all other parties and found that five additional producing wells, representing a total of less than 0.2 MMcf/d net to the Trust, have been further requested shut-in by other parties. As a result PET, concludes that it will have very little incremental gas beyond that already shut-in subject to review at the final hearing. Any changes in productive status resulting from the final hearing should result in increased gas production for PET.  The AEUB intends to make final decisions and issue final orders, when appropriate, confirming the production status of every interval within the scope of the Phase 3 proceedings, including those intervals whose production status is not contested in the final hearing.  PET anticipates final decisions will be issued in late 2005 or early 2006 after the conclusion of the final hearing, which is currently scheduled to begin June 14, 2005.

RESERVES

PET’s complete NI 51-101 reserves disclosure as at December 31, 2004 including underlying assumptions regarding commodity prices, expenses and other factors and reconciliation of reserves on a Net Interest Basis (working interest less royalties payable), will be available soon in the Trust’s Annual Information Form and on the Trust’s website at www.paramountenergy.com.

The reserves data set out below (the "Reserves Data") is based upon an evaluation by McDaniel and Associates Consultants Ltd. (“McDaniel”) with an effective date of December 31, 2004 contained in a report of McDaniel dated March 4, 2005.  The Reserves Data summarizes the natural gas reserves of the Trust and the net present values of future net revenue for these reserves using McDaniel forecast prices and costs.  The oil and natural gas liquids reserves of PET are immaterial.

As the Trust has reserves which have been shut-in as a result of AEUB Decisions and Orders related to the gas over bitumen issue, McDaniel prepared two separate additional reports dated March 4, 2005 with respect to the shut-in gas over bitumen reserves of PET as at December 31, 2004.  The first additional report sets forth the estimated future net revenue (before deduction of income taxes) attributed to the Crown royalty adjustments for PET’s reserves which have been shut-in as a result of the gas over bitumen issue as per the amendments to the Natural Gas Royalty Regulation, 2002 enacted on October 4, 2004.  The second additional report sets out the estimated future net revenue (before deduction of income taxes) attributed to the reserves which have been shut-in as a result of the gas over bitumen issue if they were to recommence production. For the purposes of this valuation, McDaniel has assumed that these reserves will recommence production in the year 2014 and will be subject to an additional 10% gross overriding royalty payable to the Crown. The Reserves Data presents the summation of the three McDaniel reports.

SUMMARY OF GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE

TOTAL RESERVES

as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORIES	NATURAL GAS		NET PRESENT VALUES OF FUTURE REVENUE BEFORE TAX DISCOUNTED AT (%/year) (1)
	Gross MMcf	Net MMcf	0% (M$)	10% (M$)	15% (M$)	20% (M$)
PROVED
Developed Producing	162,597	132,120	541,787	426,545	387,106	355,349
Developed Non-Producing	3,647	2,909	(6,745)	(4,212)	(3,394)	(2,492)
Gas over Bitumen Royalty Adjustments	-	-	115,736	82,706	72,125	63,934
Shut-in Gas over Bitumen Reserves (2)	11,988	8,851	23,024	8,710	5,479	3,512
Undeveloped	3,181	2,851	6,597	4,265	3,470	2,838
TOTAL PROVED	181,413	146,731	680,399	518,014	464,786	423,141

PROBABLE
Developed Producing, Developed Non-Producing and Undeveloped	40,162	32,633	136,331	79,826	64,891	54,286
Shut-in Gas over Bitumen Reserves (2)	11,969	8,821	28,753	8,383	4,742	2,774
TOTAL PROBABLE	52,131	41,454	165,084	88,209	69,633	57,060
TOTAL PROVED PLUS PROBABLE	233,544	188,185	845,483	606,223	534,419	480,201

Notes:

(1)

For income tax purposes we are able to and intend to claim deduction for all amounts paid or payable to the Unitholder and then allocate remaining taxable income, if any, to the Unitholders.  Accordingly, no income tax amounts have been reported in this Reserves Data.

(2)

The McDaniel Report for Shut-in Gas over Bitumen Reserves assumes that 50% of the shut-in reserves are proved non-producing and 50% are probable, that the reserves return to production after 10 years of shut-in and that such production is subject to an incremental 10% gross overriding royalty pursuant to the amended Royalty Regulation.

RECONCILIATION OF TRUST GROSS RESERVES

TOTAL RESERVES (1)

FORECAST PRICES AND COSTS

FACTORS	Gross Proved (Bcf)	Gross Probable (Bcf)	Gross Proved Plus Probable (Bcf)

December 31, 2003 (2)	123.3	25.5	148.8

Improved Recoveries	-	-	-
Extensions	-	-	-
Discoveries (net of 2004 production)	1.5	0.6	2.1
Technical Revisions	(5.5)	1.9	(3.6)
Acquisitions	99.6	24.1	123.7
Dispositions	-	-	-
Economic Factors	-	-	-
Production	(37.5)	-	(37.5)

December 31, 2004	181.4	52.1	233.5

Notes:

(1)

Reserves are the Trust’s net share of remaining reserves and includes reserves from zones not affected by gas over bitumen issue and reserves shut-in pursuant to AEUB Decisions and Orders.

(2)

The opening balance on December 31, 2003 includes all of our reserves, including reserves that were shut-in or identified for shut-in as a result of the gas over bitumen issue.  Reserves that were shut-in were categorized as probable reserves on December 31, 2003 with an assumed production commencement date of 2014.

According to the McDaniel Report, over 95% of the Trust’s proved reserves from zones not affected by the gas over bitumen issue, both on a proved and a proved and probable basis, are developed producing reserves.  The McDaniel report identifies minimal future capital expenditures to realize the estimated production potential of the reserves identified, $10 million for the proved reserves and $1.9 million for the probable reserves, $8.8 million (74%) of which are specified for 2005.   Internally, the Trust has a significant inventory of opportunities which exceeds the forecast future capital expenditures recognized in the reserve report, including the opportunities currently being pursued in the Trust’s 2005 exploration and development capital program.

OUTLOOK

As activities draw to a close for the Trust’s $35 million winter capital program, preliminary results are very encouraging.  Production additions are expected to be approximately 14 MMcf/d, the vast majority of which will be onstream prior to April 1, 2005.  Natural gas production for 2005 is expected to average 120 MMcf/d and deemed production volumes for royalty reduction calculations as per the financial solution for the shut-in gas over bitumen reserves is expected to average 21.5 MMcf/d for total average actual and deemed production of 141.5 MMcf/d anticipated for 2005.

Natural gas prices have again strengthened considerably in recent weeks. With current calendar 2005 average prices of more than $7.00 per Gigajoule at AECO, PET has taken the opportunity to supplement its hedging portfolio.  PET currently has the following natural gas hedges in place after March 2005:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
10,000 GJ/d	$ 6.81	April 2005 – June 2005
55,000 GJ/d	$ 7.06	April 2005 – October 2005
5,000 GJ/d	$ 6.50 to 7.30	April 2005 – October 2005
5,000 GJ/d	$ 7.33	July 2005 – October 2005
50,000 GJ/d	$ 7.89	November 2005 – March 2006

2005 GUIDANCE AND SENSITIVITIES

Based on current commodity prices, PET’s hedging portfolio, production levels and exploration and development capital expenditure budget, following are PET’s current estimates of its 2005 results:

		2004	2005E (1)(2)

Natural Gas Production	MMcf/d	103	120
Gas Prices
AECO Monthly Index	$/GJ	$6.46	$7.10
PET Realized	$/Mcf	$6.40	$7.50
Monthly Cash Flow	$/Unit/Month	$0.205	$0.260
Monthly Average Distributions	$/Unit/Month	$0.182	$0.220
Payout Ratio	%	84%	85%
Ending Debt to Cash Flow Ratio (3)	Times	1.5	1.0

(1)

Cash flow incorporates royalty adjustments for gas over bitumen shut-in gas

(2)

Includes forward gas prices as of March 15, 2005 gas prices, PET hedging activity and physical forward sales and PET contracts but no future acquisitions

(3)

Calculated as ending net debt including convertible debentures as debt divided by annualized cash flow

Below is a table that shows sensitivities of PET’s 2005 cash flow to operational changes and changes in the business environment:

		Impact on Cash Flow per Trust Unit
	Change	Annual	Monthly
Business Environment
Price per Mcf of natural gas
(PET Avg.)	$ 0.25/Mcf	0.14	0.012
Interest rate on debt	2%	0.05	0.004
Operational
Gas production volume	5 MMcf/d	0.13	0.011
Operating costs	$ 0.10/Mcf	0.07	0.006
Cash G&A expenses	$ 0.10/Mcf	0.07	0.006

These sensitivities assume operating costs of $1.10 per Mcf, cash general and administrative expenses of $0.15 per Mcf, and an interest rate on long term bank debt of 5.25 percent.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the year ended December 31, 2004 as well as information and estimates concerning the Trust’s future outlook based on currently available information.  This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

The Trust follows the “successful efforts” method of accounting for its petroleum and natural gas operations.  This method, unlike the alternative “full cost accounting” method, usually generates a more conservative value for net earnings and cash flow as exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells, are expensed rather than capitalized in the year incurred.  However, to make reported cash flow results comparable to industry practice, the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage.  Cash flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

  the quantity and recoverability of PET’s reserves;

  the timing and amount of future production;

  prices for natural gas produced;

  operating and other costs;

  business strategies and plans of management;

  supply and demand for natural gas;

  expectations regarding PET’s ability to raise capital and to add to it’s reserves through acquisitions as well as through exploration and development;

  the focus of capital expenditures on development activity rather than exploration;

  the sale, farming in, farming out or development of certain exploration properties using third party resources;

  the use of development activity and acquisitions to replace and add to reserves;

  the impact of changes in natural gas prices on cash flow after hedging;

  drilling plans;

  the existence, operations and strategy of the commodity price risk management program;

  the approximate and maximum amount of forward sales and hedging to be employed;

  the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

  the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers of similar size;

  PET’s treatment under governmental regulatory regimes;

  the goal to sustain or grow production and reserves through prudent management and acquisitions;

  the emergence of accretive growth opportunities; and

  PET’s Trust’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

  volatility in market prices for natural gas;

  risks inherent in PET’s operations;

  uncertainties associated with estimating reserves;

  competition for, among other things; capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  incorrect assessments of the value of acquisitions;

  geological, technical, drilling and process problems;

  general economic conditions in Canada, the United States and globally;

  industry conditions including fluctuations in the price of natural gas;

  royalties payable in respect of PET’s production;

  governmental regulation of the oil and gas industry, including environmental regulation;

  fluctuation in foreign exchange or interest rates;

  unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

  stock market volatility and market valuations; and

  the need to obtain required approvals from regulatory authorities.

The above list of risk factors should not be construed as exhaustive.

HIGHLIGHTS

(CDN$ millions, except per Unit and volume data)	2004	2003	2002
Cash flow (1)	$ 143.6	$ 126.4	$ 59.7
Cash flow per Unit	$ 2.65	$ 2.97	$ 1.51
Net earnings (loss)	$ (20.6)	$ 52.4	$ 7.4
Distributions	$ 121.3	$ 123.2	-
Distributions per Unit	$ 2.18	$ 2.884	-
Payout ratio (%)	84.5%	97.5%	-
Production (Mcfe/d) (2)
Daily average production	102,472	85,574	94,842
Gas over bitumen deemed production	16,724	3,198	-
Total average daily (actual and deemed)	119,196	88,772	94,842

(1)

Before changes in non-cash working capital, includes gas over bitumen royalty adjustment.

(2)

Production amounts are based on company interest before royalties.

On February 5, 2004 PET closed the acquisition of producing natural gas properties in northeast Alberta for $30.3 million, effective January 1, 2004. This acquisition was financed from existing credit facilities.

Decision 2004-045, resulting from the AEUB Interim Hearing related to the ongoing gas over bitumen issue, was released June 8, 2004 and called for the shut-in of an additional 12.5 MMcf/d of PET’s net gas production effective July 1, 2004.  This decision, combined with gas shut-in since September 1, 2003 as a result of General Bulletin 2003-28 brought PET’s total shut-in volumes to 17.2 MMcf/d. An additional 0.2 MMcf/d of production in the Chard-Leismer area was shut-in September 1, 2004 as required by Shut-In Order 04-003.  The total shut-in volume of 17.4 MMcf/d is significantly less than the approximately 44 MMcf/d of production initially targeted by the AEUB in 2003.

On July 16, 2004 PET acquired Cavell Energy Corporation (“Cavell”) for consideration of 6,931,933 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds of $8.0 million.  Cavell was a public oil and gas exploration and production company active in Western Canada.

On August 17, 2004 the Trust closed an acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Athabasca Assets Acquisition”) for an aggregate purchase price of $208.3 million ($197 million net of adjustments to the adjustment date of July 1, 2004).  The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in 8% convertible extendible unsecured subordinated debentures (“Convertible Debentures”), and through existing credit facilities. Convertible Debentures in the amount of $9.6 million were subsequently converted into 674,711 Trust Units between August and December 2004.

On August 24, 2004 PET concluded the sale of the oil producing properties in Southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

On September 30, 2004 PET closed the acquisition of producing petroleum and natural gas properties in the Saleski area of Northeast Alberta for an aggregate purchase price of $20.0 million.  The acquisition was financed through existing credit facilities and had an effective date of April 1, 2004.

Strong commodity prices, excellent drilling results and increased production volumes as a result of the above noted acquisitions resulted in record cash flow of $143.6 million ($2.65 per Trust Unit) in 2004 compared to $126.4 million ($2.97 per Trust Unit) for 2003.  The year-over-year increase in cash flow of $18.0 million was due primarily to the above noted acquisitions.  Despite the royalty reductions credited as per the gas over bitumen financial solution with the Crown, the Trust’s cash flow was reduced by $9 million as a result of the gas over bitumen shut-ins.

PET declared distributions of $121.3 million in 2004 ($2.18 per unit) and $123.2 million in 2003 ($2.884 per unit), representing 85 percent of 2004 cash flow and 97 percent in 2003.

The Trust successfully completed two major equity offerings in May 2004 and August 2004 netting $47.9 million and $91.5 million, respectively.

The Board of Directors of the Administrator of PET has approved a capital expenditure program of up to $45 million in 2005.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer, Clayton Riddell, and Chief Financial Officer, Cameron Sebastian, evaluated the effectiveness of PET’s disclosure controls and procedures as of December 31, 2004 (the “Evaluation Date”), and concluded that PET’s disclosure controls and procedures were effective to ensure that information PET is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by PET in the reports that it files under the Exchange Act is accumulated and communicated to PET’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

There were no significant changes to PET’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

MECHANICS OF CREATION OF THE TRUST

PET was formed through a series of transactions as described below:

On February 3, 2003:

(1)

Paramount Operating Trust (“POT”) acquired the Legend property from Paramount Resources Ltd. (“PRL”) for an $81 million promissory note;

(2)

PET issued approximately 9.9 million Trust Units to PRL, and

(3)

PRL declared a dividend to be paid to its shareholders on February 12, 2003 of these Trust Units, at 1 Unit per 6.071646 shares, valued at $5.15 per Trust Unit, or approximately $0.85 per PRL Common Share.

On February 17, 2003:

(4)

PET issued 3 rights per Trust Unit to acquire additional Trust Units at $5.05 per Unit.

On March 11, 2003:

(5)

With proceeds of the rights offering of approximately $150 million, which was successfully closed with full subscription on March 10, 2003, plus bank debt, PET purchased from PRL the majority of PRL’s remaining Northeast Alberta natural gas assets for $220 million. The effective date of the property transactions was July 1, 2002 which, after adjustment for net cash flow and interest, resulted in the Trust assuming $70 million in bank debt.

BUSINESS PLAN AND STRATEGY

PET is a natural gas focused Canadian energy royalty trust actively managed to generate monthly cash distributions for Unitholders. The Trust’s operations are based entirely in Canada with the majority of its core assets presently concentrated in Northeast Alberta.  PET is currently Canada’s only 100 percent natural gas royalty trust.

PET seeks to be highly profitable, generating premium after-tax returns at an acceptable risk for all stakeholders. Maximizing total return to Unitholders in the form of cash distributions and change in Unit price is a paramount objective.  Strategies for achieving this objective include attentive management of all costs and capital expenditures, prudent use of financial leverage, optimization of our existing asset base, infrastructure management, land stewardship and the pursuit of accretive acquisitions. At the same time, Management also attempts to mitigate commodity price volatility through an active hedging and price management program.

PET has a strategy to focus its vision of accretive growth on existing core areas and pursue field optimization and cost control within those core areas to maximize asset value.  The Trust strives to maximize control over its operations through operatorship whenever possible, and to maintain high working interests.  PET operates over 90 percent of its production.  PET believes this high level of operatorship can translate to control over costs, timing of capital outlays and projects as well as providing competitive advantages for future opportunities.

CORPORATE GOVERNANCE

PET is committed to maintaining high standards of corporate governance.  Each regulatory body has a different set of rules pertaining to corporate governance including the Toronto Stock Exchange, the Canadian provincial securities commissions and the Securities and Exchange Commission whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002.  PET fully conforms to the rules of the governing bodies under which it operates and, in many cases, already complies with proposals and recommendations that have not come into force.  Full disclosure of this compliance is provided in PET’s information circular and on PET’s website.

PRODUCTION VOLUMES

Production volumes during 2004 averaged 102.5 MMcfe/d compared to 85.6 MMcfe/d in 2003, a 20 percent increase.  The increase in production was attributed to the Marten Hills acquisition that was effective January 1, 2004 in addition to the acquisition of Cavell, the Athabasca acquisition, the Saleski property purchase and the results of the 2004 capital expenditure program.  These acquisitions resulted in an increase in average 2004 production of approximately 63 MMcfe/d while the Trust’s 2004 winter capital program added approximately 7 MMcf/d of production above the McDaniel’s base case forecast.

In 2004, five properties located within the Trust’s four core areas accounted for 41 percent of the Trust’s production with one property accounting for 16 percent of the total production.  This diversification of production minimizes the risk that operating problems at a specific property will materially impact the Trust.

Production	2004	2003	2002
Natural Gas (Mcf/d)	102,323	85,574	94,842
Oil (Bbls/d)	25	-	-
Total Production (Mcfe/d)	102,472	85,574	94,842

PET expects 2005 production to average approximately 122 MMcfe/d after incorporating production declines on existing properties and the positive impact of ongoing exploration and development activities on the assets.  PET does not budget for acquisitions due to uncertainty regarding their completion and the timing thereof.

COMMODITY PRICES

Prices and Marketing	2004	2003	2002
Reference prices
AECO gas ($/Mcf)	$ 6.54	$ 6.70	$ 4.07
Alberta Gas Reference Price ($/Mcf)	$ 6.28	$ 6.13	$ 3.88

Average PET prices
Natural gas, before hedging ($/Mcfe)	$ 6.51	$ 6.39	$ 3.83
% AECO, before hedging	100%	95%	94%
% Alberta Gas Reference Price, before hedging	104%	104%	99%
Natural gas, after hedging ($/Mcfe)	$ 6.40	$ 6.72	$ 3.83
% AECO, after hedging	98%	100%	94%
% Alberta Gas Reference Price, after hedging	102%	110%	99%

U.S. natural gas prices are typically referenced off NYMEX at the Henry Hub, Louisiana while western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Hub prices were $6.54 per Mcf and $6.70 per Mcf for 2004 and 2003 respectively; a decrease of 2 percent.

The Alberta Gas Reference Price is the monthly weighted average of an intra-Alberta consumers' price and an ex-Alberta border price, reduced by allowances for transporting and marketing gas. The Alberta Gas Reference Price is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price increased 2 percent from $6.13 per Mcf in 2003 to $6.28 per Mcf in 2004.

PET’s average well head gas price, prior to hedging transactions, increased by 2 percent to $6.51 per Mcf in 2004 from $6.39 per Mcf in 2003. PET’s average gas price after hedging transactions was $6.40 per Mcf and $6.72 per Mcf in 2004 and 2003 respectively.

HEDGING AND RISK MANAGEMENT

PET’s hedging activities are conducted in consultation with the Board of Directors of the administrator of the Trust with the objective of using a proactive and opportunistic approach to hedging in order to maximize distributable income while managing price risk rather than a routine portfolio approach. A number of market analysis tools are used in an attempt to identify perceived anomalies or trends in natural gas markets. In addition hedging may be used to ensure or enhance the economics related to significant acquisitions. The Trust limits its hedging activity for any given period to 50 percent of forecast production for that period.

In 2004, the Trust’s hedging activities resulted in a net payment of $4.3 million or $0.11 per Mcf (2003 - $10.3 million net receipt: $0.33 per Mcf). Activity in 2002 did not include any hedging as the 2002 results represent an allocation of the northeast Alberta operations of PRL.

REVENUE

Oil and natural gas revenue in 2004 was $240.0 million, representing a 14 percent increase from $209.8 million in 2003. Revenue growth was achieved via higher natural gas volumes.

Revenue
($ thousands)	2004	2003	2002
Oil and natural gas revenue, before hedging	244,303	199,488	132,631
Hedging receipts	(4,346)	10,318	-
Total revenue	239,957	209,806	132,631

OPERATING NETBACKS

A 2004 operating netback of $4.00 per Mcfe compared to $4.33 per Mcfe in 2003 reflected the 5 percent decline in natural gas prices and a 16 percent increase in unit operating costs.

Operating costs include all costs associated with the production of oil and natural gas from the time the well commences commercial production to the point at which the product enters a pipeline for transport.  Gathering and processing costs are also included in operating costs.  Revenue received from the processing of third-party production at PET’s facilities is netted against operating costs.

Operating costs increased by 40 percent (16 percent per Mcfe) to $38.8 million ($1.03 per Mcfe) in 2004 from $27.7 million ($0.89 per Mcfe) in 2003.  Operating costs increased by $11.2 million in 2004 due to the increased production volumes related to the Marten Hills, Athabasca, and Cavell acquisitions.  Unit costs increased as a result of ongoing fixed costs for facilities with lost production from the gas over bitumen shut-ins and an overall industry trend towards increasing operating costs resulting from competitive conditions and a shortage of oilfield services.

PET pays Crown, freehold and overriding royalties that are dependent upon production volumes, commodity prices, location and age of producing wells and type of production.  Gas Crown royalties are reduced by Gas Cost Allowance (“GCA”) deductions.  The GCA deductions are based on processing fees and allowable capital cost incurred at a property and are in accordance with Crown royalty regulations.  Royalty income received is included in revenue.  The effective royalty rate applicable to the Trust in 2004 was 17.3 percent (2003 – 18.2 percent) or $1.11 per Mcfe (2003 - $1.22 per Mcfe).

Costs to transport the product from the wellsite to the commercial market are not reflected as an operating cost but rather are recorded as transportation costs for the product.  Total transportation costs increased by 14 percent to $9.8 million ($0.26 per Mcfe) in 2004 from $8.6 million ($0.28 per Mcfe) in 2003.  The increased transportation costs are a factor of the 20 percent increase in production from 2003 to 2004.  In 2004, PET retroactively adopted the new accounting standard requiring that revenue be reported before transportation costs with separate disclosure of transportation costs in net earnings.

The components of operating netbacks are shown below:

Netback
($ per Mcfe)	2004	2003	2002
Gas price	6.40	6.72	3.83
Royalties	(1.11)	(1.22)	(0.63)
Operating costs	(1.03)	(0.89)	(0.87)
Transportation costs	(0.26)	(0.28)	(0.26)
Netback	4.00	4.33	2.07

SHUT-IN GAS OVER BITUMEN NETBACKS

A 2004 netback of $2.29 per Mcfe compared to $1.86 per Mcfe in 2003 reflected the gas over bitumen financial solution implemented at year end as a result of the amendments to the Natural Gas Royalty Regulation. The formula contained in the amended Regulation allows for a royalty adjustment of:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ))

Through this formula, operating costs are effectively deemed to be $0.45 Per Mcf, royalties are deemed to be 20%, the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component and the entire formula is assigned an arbitrary 50% reduction factor. The components of netbacks for the gas over bitumen shut-in reserves can be derived as below:

Netback
($ per Mcfe)	2004	2003 (1)	2002
Average deemed volume (MMcf/d) (2)	16.7	9.6	-
Gas price	6.28	5.20	-
Royalties	(1.26)	(1.04)	-
Operating costs	(0.45)	(0.45)	-
Arbitrary multiplier	(2.28)	(1.85)	-
Netback	2.29	1.86	-

(1)

From September 1, 2003 to December 31, 2003

(2)

Represents 14.6 MMcf/d of shut-in production (2003 – 7.4 MMcf/d) and 2.1 MMcf/d of wells denied production under AEUB ID 99-1 (2003 – 2.1 MMcf/d)

(3)

All actual Gas over Bitumen Royaly Adjustments received in 2004, including retroactive payments for shut-in during the period September 1 through December 31, 2003, have been recorded as an adusting item for cash flow from operations in 2004.  Gas over Bitumen Royalty Adjustments have not been restated for 2003.

The deemed production volume includes all gas shut-in or denied production pursuant to a Decision Report, corresponding AEUB Order or General Bulletin, or through correspondence in relation to an AEUB ID 99-1 application. The Trust’s current net deemed production volume for purposes of the royalty adjustment is 22.8 MMcf/d.  According to Alberta Department of Energy Information Letter 2004-36, the deemed production volume will be reduced by 10% at the end of every year of shut-in.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses (“G&A”) include costs incurred by PET which are not directly associated with the production of oil and natural gas.  The most significant components of G&A expenses are office employee compensation costs, office rent and gas over bitumen costs.  Field employee compensation costs for field employees are charged to operating expenses.  Overhead recoveries resulting from the allocation of administrative costs to partners are recorded as a reduction of G&A expenses.

G&A expenses, net of overhead recoveries on operated properties, increased to $13.8 million ($0.37 per Mcf) in 2004 from $4.7 million ($0.15 per Mcfe) in 2003.  The 2004 total included $1.2 million in legal and consulting expenditures directly related to the AEUB gas over bitumen issue ($0.7 million – 2003).  In addition, PET has expensed $5.5 million in 2004 related to Trust Unit-based compensation costs charged to earnings under new accounting rules adopted for 2004.  The Trust Unit-based compensation costs were not restated for 2003.  The Trust expects 2005 G&A costs excluding non-cash G&A to increase slightly as a result of a full year of increased G&A costs following the Cavell and Athabasca acquisitions and the increased capital expenditure program in 2005, offset by reduced costs associated with office rent as the Trust purchased the building occupied by its head office in November 2004.

General and Administrative Expense	2004		2003		2002
	$000’s	$/Mcfe	$000’s	$/Mcfe	$000’s	$/Mcfe
Cash general & administrative	7,119	0.19	3,980	0.13	3,987	0.12
Gas over bitumen costs	1,160	0.03	696	0.02	-	-
Trust unit compensation	5,493	0.15	-	-	-	-
Total general & administrative	13,772	0.37	4,676	0.15	3,987	0.12

INTEREST EXPENSE

Interest expense increased to $4.8 million in 2004 from $2.4 million in 2003 as a result of a higher monthly average debt balance following the Cavell and Athabasca acquisitions.  This was offset by a slightly lower interest rate as a result of the reduction of the Bankers’ Acceptance stamping fee rate from 1.50% to 1.25% in August of 2004.  Interest expense was minimized over the course of the year by financing debt through the issuance of lower cost bankers’ acceptances as opposed to borrowing at the prevailing bank prime interest rates.

On August 10th, the Trust issued $48 million of convertible debentures to finance the Athabasca acquisition.  Throughout the remainder of the year, $9.6 million debentures were converted into 674,711 Trust Units.  In 2004, $1.4 million of interest on the convertible debentures was expensed.

DEPLETION, DEPRECIATION AND ACCRETION

PET’s 2004 depletion, depreciation and accretion (DD&A) rate increased to $2.90 per Mcfe from $2.01 per Mcfe in 2003, primarily due to the negative revisions in the Trust’s proved reserves at December 31, 2004.and the reduction of proved reserves for the Trust’s Saskatchewan assets acquired through the Cavell plan of arrangement during 2004. The Trust calculates its depletion factor using proved reserves and production and as such neither the shut-in gas over bitumen reserves nor the gas over bitumen royalty adjustment are included in the DD&A calculation. The DD&A rate includes accretion expense on the asset retirement obligation of $2.1 million in 2004 ($1.2 million in 2003).

Depletion, Depreciation and Accretion
($ thousands except where noted)	2004	2003	2002
Depletion expense	106,777	61,436	50,383
Accretion of asset retirement obligation	2,090	1,239	1,163
Total	108,867	62,675	51,546
Per Unit ($/Mcfe)	2.90	2.01	1.49

Property, plant and equipment costs included undeveloped land of $72.5 million (2003 - $46.8 million) and $35.4 of costs related to shut-in gas over bitumen reserves which are currently not subject to depletion.

INCOME TAXES

The Trust, and its principal operating entities are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made relative to the Trust. The Administrator has no tax balances.

The Trust’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

CAPITAL EXPENDITURES

Total capital expenditures, including net property and corporate acquisitions, aggregated to $425.1 million in 2004 ($310.5 million in 2003).  Of the total, $28.9 million was incurred on drilling and completions, geological, geophysical and facilities expenditures, with the remaining $396.2 million attributable to net property and corporate acquisitions.

In late 2004 PET acquired the five story office building in downtown Calgary which has housed its offices since the formation of the Trust from Paramount Resources Limited for $10.5 million.  The building which has an appraised value of $12.6 million provides effective facilities for the Trust, shields PET from escalating rental rates and provides potential for increasing real estate values.

A breakdown of capital expenditures by category is shown below:

Capital Expenditures
($ thousands except where noted)	2004	2003	2002
Exploration and development expenditures	28,891	8,327	11,468
Acquisitions	417,779	32,252	-
Dispositions	(32,750)	-	-
Oil and gas properties acquired from PRL	-	269,162	-
Other	11,169	757	2,828
Total capital expenditures and net acquisitions	425,089	310,498	14,296

The Board of Directors of the Administrator of PET has approved a capital budget for exploration and development expenditures of up to $45 million for 2005.

COST RECOVERY TEST

PET performs cost recovery tests annually or as economic events dictate. An impairment loss is recognized when the carrying amount of a property or project is greater than the sum of the expected future cash flows (undiscounted and without interest charges) from that property or project. The amount of the impairment loss is calculated as the difference between the carrying amount and the present value of estimated future cash flows.

The sum of the expected future cash flows for the total of all of PET’s properties greatly exceeds the carrying amount of its property, plant and equipment. The successful efforts accounting methodology followed by PET prescribes that each constituent property group be tested individually for impairment. Testing of the Saskatchewan property grouping resulted in an impairment amount of $65.4 million as at December 31, 2004 and as a result the entire property, plant and equipment account of PET has been reduced by that amount through an additional charge to depletion and depreciation.  Such adjustments relate to prescribed determinations under the successful efforts method of accounting and should not be taken to represent indications of the fair market value of PET’s assets or the possible impairment of such value.

This impairment charge arose primarily in connection with the year end reserve evaluation in the Trust’s Saskatchewan cost centre.  The properties acquired in the Cavell acquisition in the West Central Saskatchewan and Abbey areas have been affected by technical and well performance difficulties.  Consequently, assignment of reserves at December 31, 2004 was less than anticipated when evaluated by the Trust’s independent reserve consultants, McDaniel and Associates. PET’s technical teams continue to evaluate the properties in an ongoing effort to solve the technical challenges of this area.

At December 31, 2003, PET recorded a writedown of property, plant and equipment of $9.8 million related to the gas over bitumen issue.  The estimated value of the reduced royalties associated with the gas over bitumen financial solution significantly exceeds the net book value of the shut-in reserves; therefore no further writedown for the shut-in reserves has been recorded in 2004.

CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and Financial Resources
$ thousands except per Trust Unit and percent amounts	2004	2003
Bank and other debt	171,698	55,564
Convertible debentures	38,419	-
Working capital deficiency (surplus)	2,611	(2,196)
Net debt	212,728	53,368
Trust Units outstanding (000’s)	65,327	44,638
Market price at end of period	15.88	11.68
Market value of Trust Units	1,037,392	521,376
Total capitalization (1)	1,250,120	574,744
Net debt as a percent of total capitalization	17.0%	9.3%
Cash flow	143,592	126,360
Net debt to cash flow ratio	1.5	0.4

(1)

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

PET commenced bank borrowing in March 2003.  At December 31, 2004, PET had bank debt outstanding of $171.7 million compared to $55.6 million at December 31, 2003, $38.4 million in convertible debentures versus nil at December 31, 2003, and a working capital deficit of $1.8 million versus a working capital surplus of $2.2 million at the end of 2003.  The 2004 year-end working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures.  PET participated in significant capital projects near the end of the year resulting in accrued capital expenditures of $7.6 million at December 31, 2004 compared to $1.2 million at December 31, 2003.

PET has a revolving credit facility with a syndicate of five Canadian Chartered Banks.  As at the date of this report the revolving credit facility had a borrowing base of $220 million.  The facility consists of a demand loan of $210 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The average interest rate at December 31, 2004 was 3.78%.

December 31, 2004 net debt to total capitalization was 17.0 percent (9.3 percent in 2003) and net debt to 2004 cash flow was 1.5 years (0.4 times in 2003) based upon cash flow from operations of $143.6 million and net debt of $212.7 million.

The Trust’s current plans are to finance the approved 2005 capital budget of $45 million from cash flow.

CONVERTIBLE DEBENTURES

On August 10, 2004, PET issued $48 million of 8.0% Convertible Extendible Unsecured Subordinated Debentures (the “Convertible Debentures”) for net proceeds of $46.1 million.  The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0% per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility. The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit.  The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible Debenture thereafter until their maturity.  Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price.  The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.  At December 31, 2004, $9.6 million in Convertible Debentures had been converted into 674,711 Trust Units and the fair market value of the outstanding Convertible Debentures was $43.9 million.

In 2004 PET early-adopted the new accounting rules in effect for fiscal years ending on or after November 1, 2004, which will require the Convertible Debentures to be disclosed as financial liabilities rather than equity on the balance sheet.

UNITHOLDERS’ EQUITY

PET’s total capitalization was $1,250.1 million at December 31, 2004 with the market value of the Trust Units representing 83 percent of total capitalization. During 2004, the market price of the Trust Units ranged from $9.92 to $16.87 with an average daily trading volume of 268,000 Units.

PET implemented an industry-leading distribution reinvestment and optional Trust Unit purchase plan (“DRIP Plan”) for eligible Unitholders of the Trust in February 2004.  The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading prices of the Trust Units for the 10 trading days immediately proceeding a distribution payment date.  As well, subject to thresholds and restrictions described in the DRIP Plan, it contains a provision for the purchase of additional Trust Units with optional cash payments of up to $100,000 per participant per fiscal year of PET to acquire additional Trust Units at the same 6 percent discount to the Treasury Purchase Price.  No additional commissions, service or brokerage fees will be charged to the Unitholder for these transactions.  The DRIP Plan resulted in an additional 632,829 Trust Units being issued in 2004 at an average price of $12.93 raising a total of $8.2 million.

On December 31, 2004 there were 65.3 million Trust Units outstanding. Trust Units were issued during 2004 as follows:

  On May 18, 2004 PET closed an equity financing issuing 4.5 million Trust Units at $11.20 per Unit for net proceeds of $47.9 million.

  On July 16, 2004 PET issued 6.9 million units as a part of the Cavell acquisition at $11.35 for net proceeds of $78.7 million.

  On August 10, 2004 PET closed an equity financing issuing 7.8 million Trust Units at $12.65 for net proceeds of $91.5 million.

  During 2004, 0.2 million Trust Units were issued by way of exercised incentive rights for net proceeds of $1.9 million.

  During 2004, 0.6 million Trust Units were issued through the DRIP Plan for net proceeds of $8.2 million.

  In 2004, 0.7 million Trust Units were issued through the conversion of Convertible Debentures to Trust Units.

CASH DISTRIBUTIONS

PET declared cash distributions of $121.3 million ($2.18 per Unit) in 2004 representing 84 percent of 2004 cash flow, bringing total cumulative distributions since inception to $244.5 million, ($5.064 per Trust Unit).  In 2003, declared cash distributions were $123.2 million ($2.884 per Trust Unit), representing 97 percent of cash flow.

Historical Distributions by Calendar Year

Calendar Year	Distributions	Taxable	Return of Capital
2004	$ 2.180	1.713	0.467
2003	2.884	1.500	1.384
Cumulative	$ 5.064	3.213	1.851

Taxation of 2004 Cash Distributions

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable).  For cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2004 taxation year, the split between the two is 78.58 percent taxable and 21.42 percent tax deferred.

PET, in consultation with its tax advisors, is of the view that the 2004 distributions paid to non-corporate Unitholders who are U.S. residents are “Qualified Dividends” for U.S. tax purposes. With respect to distributions paid in 2004, 82.39 percent would be reported as qualified dividends and 17.61 percent would be reported as non-taxable return of capital for U.S. Persons. PET performed an Earnings and Profits calculation for U.S. tax purposes in order to make this determination.

2004 Distributions by Month

($ per Trust Unit)

		Tax Deferred Amount
	Taxable	(Return of	Total
Payment Date	Amount	Capital)	Distribution
February 16, 2004	$ 0.157	$ 0.043	$ 0.200
March 15, 2004	0.126	0.034	0.160
April 15, 2004	0.126	0.034	0.160
May 17, 2004	0.126	0.034	0.160
June 15, 2004	0.126	0.034	0.160
July 15, 2004	0.126	0.034	0.160
August 16, 2004	0.141	0.039	0.180
September 15, 2004	0.157	0.043	0.200
October 15, 2004	0.157	0.043	0.200
November 15, 2004	0.157	0.043	0.200
December 15, 2004	0.157	0.043	0.200
January 17, 2005	0.157	0.043	0.200
Total	$ 1.713	$ 0.467	$ 2.180	(1)
Percent	78.58%	21.42%	100.0%

(1)  Total is based upon cash distributions paid and payable during 2004

2005 Cash Distributions

PET has declared three consecutive payments of $0.22 per Trust Unit in 2005 following implementation of the gas over bitumen financial solution announced by the Trust in January.

PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

FINANCIAL REPORTING AND REGULATORY UPDATE

There have been several changes in the financial reporting and securities regulatory environment in 2004 that have impacted PET and all public entities.  Canadian securities regulators and the Canadian Institute of Chartered Accountants (“CICA”) are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information.  As well, the changes have been brought about by a goal of aligning Canadian standards more closely with those in the United States.

The following new and amended standards were implemented by the Trust in 2004 and their impact as reflected in the 2004 financial statements:

Stock Based Compensation and Other Stock Based Payments – In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”.  The amended section was effective for fiscal years beginning on or after January 1, 2004.

Transportation Costs – New accounting standards effective for fiscal years beginning on or after October 1, 2003 focus on what constitutes Canadian GAAP and its sources, including the primary sources of generally accepted accounting principles.  In prior years, it had been industry practice to record revenue net of related transportation costs.  In accordance with the new accounting standard, revenue is now reported before transportation costs with separate disclosure in the consolidated statement of earnings and accumulated earnings of transportation costs.  This change in classification has no impact on net earnings, earnings per Trust Unit or working capital and the comparative figures have been restated to conform to the presentation adopted for the current year.

Hedging Relationships – In December 2001, the CICA issued Accounting Guideline 13 “Hedging Relationships” that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting.  Accounting Guideline 13 is intended to harmonize Canadian GAAP with SFAS No.133 “Accounting for Derivatives Instruments and Hedging Activities”.  The guideline is effective for fiscal years beginning on or after July 1, 2003.

Continuous Disclosure Obligations – Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 Continuous Disclosure Obligations.  This new instrument is effective for fiscal years beginning on or after January 1, 2004.  The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form (“AIF”).  The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.  Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to Unitholders, but rather these documents will be provided on an “as requested” basis. It is PET’s intention to make these documents available on the Trust’s website on a continuous basis.

Variable Interest Entities – In June 2003, the CICA issued Accounting Guideline 15 “Consolidation of Variable Interest Entities” which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests.  This guideline is effective for annual and interim periods beginning on or after November 1, 2004.  The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact of financial statements of the Trust.  However, this new guideline will be assessed in future periods to determine the applicability and resulting financial statement implications at that time.

Impact on Net Earnings of Change in Accounting Policies

The implementation of a new accounting policy relating to asset retirement obligations has resulted in restatement of previously reported annual and quarterly net earnings.  The restatement was required per the transitional provisions of the accounting standard.

The following table illustrates the impact of the new accounting policy on annual net income for the years and quarters which have been presented for comparative purposes:

	2004
($ thousands)	Q4	Q3	Q2	Q1	Total
Net Earnings (loss) before changes in accounting policies (1)	(30,484)	2,890	5,029	1,902	(20,663)
Increase (decrease) in net earnings
Asset retirement obligation (2)	-	-	-	-	-
Net Earnings (loss) after change in accounting policies	(30,484)	2,890	5,029	1,902	(20,663)

	2003
($ thousands)	Q4	Q3	Q2	Q1	Total
Net Earnings (loss) before changes in accounting policies (1)	(2,574)	11,993	17,502	26,416	53,337
Increase (decrease) in net earnings
Asset retirement obligation (2)	(238)	323	(518)	(470)	(903)
Net Earnings (loss) after change in accounting policies	(2,812)	12,316	16,984	25,946	52,434

(1)

This represents net earnings as reported before retroactive restatement for changes in accounting policies.

(2)

The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003.  This new standard requires retroactive application with restatement of all periods presented for comparative purposes.

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2004	December 31, 2003
($ thousands)

Assets
Current Assets
Accounts Receivable	$ 32,128	$ 19,029
Property, Plant and Equipment (Notes 4 and 5)	494,885	241,955
Goodwill (Note 4)	29,698	-
	$ 556,711	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 21,674	$ 7,905
Distributions Payable	13,065	8,928
Bank and Other Debt (Note 6)	171,698	55,564
	206,437	72,397

Gas over Bitumen Royalty Adjustments (Note 13)	11,200	821
Asset Retirement Obligations (Notes 5 and 10)	34,116	21,701
Convertible Debentures (Note 7)	38,419	-
Future Income Taxes (Note 12)	2,088	-

Unitholders’ Equity
Unitholders’ Capital (Note 8)	496,192	260,018
Contributed Surplus (Note 3)	6,929	-
Equity Adjustments (Notes 1 and 5)	(16,172)	(16,172)
Accumulated Earnings	22,120	45,421
Accumulated Distributions	(244,618)	(123,202)
	264,451	166,065
	$ 556,711	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Contingency: Note 13

Paramount Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

	Year Ended December 31
	2004	2003
($ thousands except per unit amounts)

Revenue
Oil and Natural Gas	$ 239,957	$ 209,806
Royalties	(41,661)	(38,209)
	198,296	171,597

Expenses
Operating	38,818	27,727
Transportation Costs (Note 3)	9,782	8,567
Exploration Expenses	2,867	3,278
General and Administrative	7,119	3,980
Trust Unit Compensation (Note 3)	5,493	-
Gas Over Bitumen Costs (Note 13)	1,160	696
Interest on Bank and Other Debt (Note 6)	4,817	2,440
Interest on Convertible Debentures (Note 7)	1,410	-
Write-down of Property, Plant and Equipment (Note 5)	65,384	9,800
Depletion, Depreciation and Accretion (Notes 5 and 10)	108,867	62,675
	245,717	119,163
Earnings (Loss) before Income Taxes	(47,421)	52,434
Future Income Tax Reduction (Note 12)	(27,610)	-
Capital Taxes	852	-
	(26,758)	-
Net Earnings (Loss)	(20,663)	52,434

Accumulated Earnings Net of Distributions at Beginning of Year, as previously reported	(77,781)	238,203
Retroactive Effect of Change in Accounting Policies (Note 3 and 10)	(2,740)	(3,640)
Accumulated Earnings Net of Distributions at Beginning of Year, as restated	(80,521)	234,563
Reduction in Net Investment on Restructuring (Notes 1 and 2)	-	(241,576)
Distributions Paid or Payable	(121,314)	(123,202)

Accumulated Earnings Net of Distributions at End of Year	$ (222,498)	$ (77,781)

Earnings (Loss) Per Trust Unit (Note 2(d))
Basic	$ (0.38)	$ 1.23
Diluted	$ (0.38)	$ 1.21

Distributions Per Trust Unit	$ 2.18	$ 2.88

See Accompanying Notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2004	2003
($ thousands)

Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$ (20,663)	$ 52,434
Adjusting Items
Gas over Bitumen Royalty Adjustments (Note 13)	11,200	-
Depletion, Depreciation and Accretion	108,867	62,675
Amortization of Convertible Debenture Issue Costs	147	-
Trust Unit Compensation	5,493	-
Write-down of Property, Plant and Equipment	65,384	9,800
Future Income Tax Reduction (Note 12)	(27,610)	-
Items not Associated with Operations
Exploration Expenses	774	1,451
Funds from Operations	143,592	126,360
Change in Non-Cash Working Capital	(6,377)	(13,941)
	137,215	112,419

Financing Activities
Issue of Trust Units	142,364	260,018
Distributions to Unitholders	(116,680)	(123,202)
Issue of Convertible Debentures	46,080	-
Change in Bank and Other Debt	116,134	53,441
Change in Non-Cash Working Capital	5,263	8,928
	193,161	199,185

Funds Available for Investment	330,376	311,604

Investing Activities
Exploration Expenses	(774)	(1,451)
Acquisition of Properties	(339,105)	(301,414)
Disposition of Properties	32,750	-
Change in Non-Cash Working Capital	16,813	345
Acquisition of Corporate Assets	(11,169)	(757)
Exploration and Development Expenditures	(28,891)	(8,327)
	$ (330,376)	$ (311,604)

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1.

PARAMOUNT ENERGY TRUST CREATION AND FINANCING

Paramount Energy Trust ("PET" or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET PET Trust Indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. ("PRL") to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor.  This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in unitholders’ equity (Note 8).

The issuance of a receipt for a prospectus was made by Canadian securities regulatory authorities on January 29, 2003 and by securities regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL.  PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000. The series of transactions were as follows:

On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000.  Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum.  At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders.  At the same time PRL and POT executed the take-up agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets").  The purchase price was $220,000,000.  POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note. As related party transactions, the purchase price of the acquired Initial and Additional Assets was adjusted to reflect the seller’s net book value of the assets.  This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million.  This amount was recorded as a reduction in Unitholders’ Equity;

  POT, effective July 1, 2002, granted to PET a royalty (the "Royalty") of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000.  The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

  PRL did, on February 3, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units.  Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit.  On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000.  This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

  Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of PRL which were acquired by PET on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations given that the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a)

Principles of Consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned.

b)

Petroleum and Natural Gas Operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred.  Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project.  Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the discounted present value of estimated future cash flows.  The carrying values of capital assets including the costs of acquiring proven and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c)

Asset Retirement Obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Per Unit Information  Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings (loss) per Trust Unit were calculated using the weighted average number of Trust Units outstanding during the year (2004 - 54,187,525; 2003 – 42,597,280). PET uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations.  In computing diluted earnings (loss) per Unit nil net Units were added to the weighted average number of Trust Units outstanding during the year ended December 31, 2004 (2003 – 640,751 net Units) for the dilutive effect of incentive rights.

e)

Foreign Currency Translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

f)

Financial Instruments  Financial instruments may be utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as a component of natural gas revenue during the same period as the corresponding hedged position.

g)

Income Taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to the PET Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements related to the operations of the Trust. The Administrator has no tax balances.

PET’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

h)

Unit Incentive Plan  PET has a Unit Incentive Plan as described in Note 9.  Effective January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods.  These standards require the Trust to record compensation expenses in the statement of earnings for incentive rights granted after January 1, 2002.

Upon the exercise of the incentive rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to unitholders’ capital.  The effect of adoption of the revised standard on the financial statements is disclosed in Note 3.

Prior to January 1, 2004, no compensation cost was recorded for incentive rights granted to employees and directors.  PET previously disclosed the pro forma effect of accounting for these awards under the fair value based method.

i)

Uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

j)

Revenue Recognition  Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by PET are recognized when title passes from the Trust to its customers.

k)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

3.

CHANGE IN ACCOUNTING POLICY

a)

Trust Unit-based compensation

At January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods.  The effect of the change resulted in an increase to contributed surplus and a corresponding decrease to accumulated earnings of $2.7 million or $0.06 per Trust Unit.  The related impact to 2004 results is $4.2 million or $0.06 per Trust Unit.  A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004, as previously reported	$ -
Adoption of change in accounting policy	2,740
Balance, as at January 1, 2004, as restated	2,740
Trust Unit-based compensation expense	5,493
Transfer to share capital on exercise of incentive rights	(1,304)
Balance, as at December 31, 2004	$ 6,929

b)

Transportation Costs

In accordance with new accounting standards, revenue is now reported before deduction of transportation costs.  Natural gas revenue and transportation costs correspondingly increased by $9.8 million for the year ended December 31, 2004 (2003 - $8.6 million) as a result of this change.  This change in classification has no impact on net earnings, earnings per Trust Unit or working capital. The comparative figures have been restated to conform to the presentation adopted for the current period.

4.

ACQUISITION AND DISPOSITIONS

On January 5, 2004 PET closed the acquisition of producing natural gas properties in the Marten Hills area of northeast Alberta for $30.3 million. This acquisition was financed from existing credit facilities.

On July 16, 2004 PET acquired Cavell Energy Corporation (“Cavell”) for consideration of 6,931,633 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds, of $8.0 million.  Cavell was a public oil and gas exploration and production company active in Western Canada.  This transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

($000’s)

Property, plant and equipment

 $  143,822

Land

   13,000

Goodwill

29,698

Working capital deficiency

(5,572)

Bank debt

(28,729)

Asset retirement obligation

 (5,847)

Future income taxes

(29,698)

$ 116,674

CONSIDERATION

Acquisition costs

$     8,000

Cash

30,000

Trust Units issued

    78,674

$ 116,674

On August 17, 2004 PET closed the acquisition of producing petroleum and natural gas properties and assets in northeast Alberta (the “Athabasca Acquisition”) for an aggregate purchase price of $208.3 million effective, July 1, 2004.  The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in 8% convertible extendible unsecured subordinated debentures (“Convertible Debentures”) (see Note 7) and through existing credit facilities.

On August 24, 2004 PET concluded the sale of the oil producing properties in southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

On September 30, 2004 PET closed the acquisition of producing petroleum and natural gas properties in the Saleski area of northeast Alberta for an aggregate purchase price of $20.0 million.  The acquisition was financed through existing credit facilities.

On February 10, 2005 PET closed the acquisition of producing natural gas properties in the Trust’s West Side Core Area of northeast Alberta for $8.4 million. This acquisition was financed from existing credit facilities.

5.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2004	December 31, 2003

Petroleum and Natural Gas Properties	$ 985,138	$ 571,216
Corporate Assets	14,754	3,585
	999,892	574,801
Accumulated Depletion and Depreciation	(505,007)	(332,846)
	$ 494,885	$ 241,955

Property, plant and equipment costs include undeveloped land of $72.5 million (2003 - $46.8 million) and $35.4 of costs related to shut-in gas over bitumen reserves (Note 13) currently not subject to depletion.

Property, plant and equipment costs include $30.8 million (2003 - $20.5 million) related to estimated future asset retirement obligations.

At December 31, 2004 the Trust recorded a write-down to property, plant and equipment in the amount of $65.4 million calculated primarily as a result of prescribed successful efforts accounting tests related to the Trust’s Saskatchewan cost centre (2003 - $9.8 million related to gas over bitumen issue (Note 13)).

Corporate assets include $10.5 million related to the acquisition of PET’s head-office building acquired from PRL in November 2004.

6.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian chartered banks.  As at the date of the audit report the revolving credit facility had a borrowing base of $220 million.  The facility consists of a demand loan of $210 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of PET as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.  The average interest rate for 2004 was 3.78% (2003 – 4.46%).

7.

CONVERTIBLE DEBENTURES

On August 10, 2004, PET issued $48 million of 8.0% Convertible Debentures for net proceeds of $46.1 million.  The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0% per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility.

The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit.  The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible Debenture thereafter until their maturity.  Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price.  The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.  At December 31, 2004, the fair market value of the outstanding Convertible Debentures was $43.9 million.

8.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of special voting units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in unitholders’ capital during the year ended December 31, 2004:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2002	1	$ 100
Units Issued on Settlement of Promissory Note (Note 1)	6,636,045	34,152,000
Units Issued on Settlement of Promissory Note (Note 1)	3,273,721	16,848,000
Units Cancelled after Declaration of Dividend by PRL	(173)	(874)
Units Issued Pursuant to Rights Offering (Note 1)	29,728,782	150,130,349
Units Issued Pursuant to Unit Offering	5,000,000	63,250,000
Trust Unit Issue Costs	-	(4,360,834)
Balance, December 31, 2003	44,638,376	260,018,741
Units Issued Pursuant to Unit Offerings	12,295,547	146,675,005
Units Issued Pursuant to Corporate Acquisition (Note 4)	6,931,633	78,674,035
Units Issued Pursuant to Unit Incentive Plan	153,875	1,868,864
Units Issued Pursuant to Distribution Reinvestment Plan	632,829	8,184,906
Units Issued Pursuant to Conversion of Debentures	674,711	9,580,889
Issue Costs on Convertible Debentures Converted to Trust Units	-	(383,240)
Trust Unit Issue Costs	-	(8,427,210)
Balance, December 31, 2004	65,326,971	$ 496,191,990

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit Certificates to the Trustee, together with a properly completed notice requesting redemption.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units. The redemption amount will be payable on the last day of the following calendar month.  The "closing market price" will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

9.

UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The strike price of the Incentive Rights ("Strike Price"), shall be reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

At December 31, 2004 PET had granted 1,612,750 (2003 – 1,145,500) Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator under its Unit Incentive Plan.

The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At December 31, 2004 a total of 3,963,838 (2003 – 3,963,838) Units had been reserved under the Unit Incentive Plan.  As at December 31, 2004 123,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, nil as of December 31, 2003.

Incentive Rights	Average grant price	Incentive Rights
Balance, December 31, 2002	-	-
Granted	$ 6.04	1,145,500
Exercised	-	-
Cancelled	-	-
Balance, December 31, 2003	$ 6.04	1,145,500
Granted	$ 12.06	621,125
Exercised	$ 5.55	(153,875)
Cancelled	-	-
Balance, December 31, 2004	$ 8.41	1,612,750
Incentive Rights exercisable, December 31, 2004	$ 6.21	123,500

The following summarizes information about Incentive Rights outstanding at December 31, 2004 assuming the reduced Strike Price described above:

Range of Exercise Prices	Number outstanding at December 31, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at December 31, 2004	Weighted average exercise price/Right
$1.51	824,125	4	$ 1.51	100,000	$ 1.51
$9.31-$9.43	167,500	5	$ 9.37	23,500	$ 9.37
$10.12-$15.09	621,125	5	$ 11.38	-	-
Total	1,612,750	4	$ 8.41	123,500	$ 6.21

10.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $34.1 million as at December 31, 2004 based on an undiscounted total future liability of $68.2 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  PET used a credit adjusted risk free rate of 7.83% to calculate the present value of the asset retirement obligation.

The following table reconciles PET’s asset retirement obligations:

	2004	2003
Obligation, beginning of year	$ 21,701	$ 20,039
Increase in obligation during the year	10,325	423
Expenditures incurred during the year	-	-
Accretion expense	2,090	1,239
Obligation, end of year	$ 34,116	$ 21,701

11.

FINANCIAL INSTRUMENTS

PET’s financial instruments included in the Consolidated Balance Sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at December 31, 2004 and 2003 due to their short-term nature.

Natural gas commodity price hedges

At December 31, 2004, PET had entered into financial forward sales arrangements summarized as follows:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
35,000 GJ/d	$ 7.38	November 2004 – March 2005
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005
10,000 GJ/d	$ 6.75 to 8.50	November 2004 – March 2005
5,000 GJ/d	$ 6.75 to 10.60	November 2004 – March 2005
10,000 GJ/d	$ 6.81	April 2005 – June 2005
5,000 GJ/d	$ 6.95	April 2005 – October 2005
5,000 GJ/d	$ 6.50 to 7.30	April 2005 – October 2005

Had these contracts been settled on December 31, 2004 using prices in effect at that time, the mark-to-market gain would have totaled $4.3 million.

12.

INCOME TAXES

The Trust recognized a future income tax liability of $29.7 million in 2004 related to the acquisition of Cavell.

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2004	2003
Earnings (loss) before income taxes	$ (47,421)	$ 52,434
Less non-taxable earnings of the Trust	(25,291)	(52,434)
Taxable earnings (loss)	(72,712)	-
Combined federal and provincial tax rate	40.43%
Computed income tax reduction	(29,398)	-
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	587	-
Resource allowance	(748)	-
Capital taxes	852
Change in tax rate	1,949	-
Future income tax expense (reduction)	$ (26,758)	$ -

The components of the Trust’s subsidiaries’ future income tax liability at December 31 are as follows:

	2004	2003
Future income taxes:
Oil and natural gas properties	$ 11,865	$ -
Asset retirement obligations	(1,450)	-
Non-capital losses	(8,048)	-
Other	(279)	-
	$ 2,088	$ -

13.

GAS OVER BITUMEN ISSUE

The Alberta Energy and Utilities Board ("AEUB" or the "Board") issued General Bulletin 2003-28 ("GB 2003-28") on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totaling approximately 123 MMcf/d.  As of July 1, 2004, PET had shut-in wells producing approximately 17.2 MMcf/d pursuant to Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 including 4.5 MMcf/d from the zones shut-in on September 1, 2003 pursuant to the GB 2003-28 and Interim Shut-In Order 03-001.  An additional 0.2 MMcf/d was shut-in September 1, 2004 pursuant to Decision 2004-064 and Interim Shut-in Order 04-003 related to wells in the Chard and Leismer areas.  In 2004, the Trust incurred $1.2 million in legal and consulting expenditures directly related to the gas over bitumen issue ($10.7 million in 2003).

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1% after the first year of shut-in increasing at 1% per annum based on the period of time such zones remained shut-in to a maximum of 10%.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2004 PET had recorded $11.2 million for cumulative gas over bitumen royalty adjustments received to that date on the Trust’s balance sheet. Royalty adjustments received are not included in earnings but are recorded as a component of funds from operations. As PET cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences, the royalty adjustments are being excluded from earnings pending such determination.